

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

George Holmes
Chief Executive Officer
Resonant Inc
1090 Stonelake Boulevard
Suite 100 Office 02-130
Austin, TX 78759

Re: Resonant Inc
Registration Statement on Form S-3
Filed March 12, 2021
File No. 333-254242

Dear Mr. Holmes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jay Mumford at 202-551-3637 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing